Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, MN 55416

VIA EDGAR	September 17, 2009

Heather Clark
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Granite City Food & Brewery Ltd. Form 10-K for the fiscal year ended December 30, 2008 Filed March 19, 2009 Form 10-Q for the fiscal quarter June 30, 2009 Filed August 14, 2009 File No. 000-29643

Dear Ms. Clark:

We are responding to the letter from Linda Cvrkel dated September 10, 2009. Our responses follow the comments included in such letter, which are presented in boldface type. From a disclosure perspective, we intend to address your comments in future periodic reports in accordance with the responses set forth below.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2009

Financial Statements, page 1
Notes to Condensed Consolidated Financial Statements, page 4
7. Long-term Debt, page 10

1.	We note from the disclosure included in Note 7 that at June 30, 2009, the company had not met the minimum consolidated revenue requirement associated with the convertible notes due to Harmony and that Harmony has agreed to waive the consolidated revenue requirement at this date. We also note from the company’s consolidated balance sheet that only $603,482 of the company’s debt has been classified as a current liability in the company’s June 30, 2009 balance sheet, indicating that the balance due to Harmony at June 30, 2009 of $763,919 has been classified as long-term debt in the company’s June 30, 2009 balance sheet. Given the covenant violation that existed at June 30, 2009, please explain in further detail why the company believes it is appropriate to classify the amount due to Harmony as long-term debt in the company’s balance sheet. As part of your response and your revised disclosures, please indicate the period for which Harmony has provided the company with a waiver of the covenant violation and indicate the next date or period in which the company must comply with similar covenant requirement. Also, please indicate the likelihood that the company will be able to comply with this covenant at the next measurement date. Refer to the guidance outlined in EITF 86-30. We may have further comment upon receipt of your response.

Heather Clark
September 17, 2009

We believe it is appropriate to classify the convertible notes due to Harmony as long-term debt on our balance sheet pursuant to the guidance of FASB 78. Harmony waived the minimum consolidated revenue requirement for the quarter ended June 30, 2009. The next date on which we are required to determine whether we have met a minimum consolidated revenue requirement is September 29, 2009, at which time we will measure our performance for the third quarter of 2009. Pursuant to paragraph 5 of FASB 78, we believe we are not required to classify the debt as current because Harmony waived the right to demand repayment with regard to this violation for the second quarter of 2009. We view each quarter’s minimum revenue requirement as a separate provision since there is no cumulative or annual revenue requirement. Because Harmony waived its right to call the note with regard only to the violation related to the second quarter of 2009, the debt should remain classified as noncurrent. Additionally, pursuant to EITF 86-30, we have continued to classify the debt as noncurrent because we have not concluded it is improbable we will meet the less restrictive consolidated revenue requirement for the third quarter of 2009.

We acknowledge that:

•	our company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me.

Sincerely,

James G. Gilbertson
Chief Financial Officer

cc: Avron L. Gordon, Esq.